SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

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NEW YORK 10001-8602

TEL: (212) 735-3000

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www.skadden.com

August 7, 2020

BY EMAIL AND EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jeff N. Kauten

Re:	Duck Creek Technologies, Inc.
Registration Statement on Form S-1
Registration No. 333-240050
CIK No. 0001160951

Dear Mr. Kauten:

On behalf of our client, Duck Creek Technologies, Inc., a Delaware corporation (the “Company”), we hereby provide responses to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated August 3, 2020 (the “Comment Letter”) with respect to the above-referenced Registration Statement on Form S-1 (the “Registration Statement or the S-1”) publicly filed with the Commission on July 23, 2020.

Concurrently with the submission of this letter, the Company is publicly filing, through the Commission’s Electronic Data Gathering, Analysis and Retrieval (“EDGAR”) system, a Pre-Effective Amendment No. 1 to the Registration Statement (the “Amendment”) in response to the Staff’s comments and to reflect certain other changes. For the Staff’s convenience, we are also providing a copy of the Amendment marked to show changes from the initial copy of the Registration Statement publicly filed with Commission on July 23, 2020.

The headings and paragraph numbers in this letter correspond to those contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in italics below. Capitalized terms used but not defined herein have the meanings given to them in the Amendment. All references to page numbers and captions (other than those in the Staff’s comments and unless otherwise stated) correspond to the page numbers and captions in the Amendment.

Mr. Jeff N. Kauten

Securities and Exchange Commission

August 7, 2020

Amendment No. 1 to Registration Statement on Form S-1

Use of Proceeds, page 60

1.	Please revise here and on page 62 to disclose whether there are currently any amounts outstanding under your revolving credit facility.

In response to the Staff’s comment, on pages 62 and 65 of the Amendment, we have disclosed that there is no principal amount outstanding under our revolving credit facility.

Unaudited Pro Forma Consolidated Financial Information, page 65

2.

We note from your disclosure on pages 14 and 62 that you intend to use the net proceeds from your offering to redeem LP Units held by certain of the Existing Holders and LP Units owned by Accenture that are not contributed to the Company in the Reorganization Transactions. Please revise throughout the filing to give effect to the number of shares whose proceeds would be necessary for these redemptions, or explain why you do not believe it is not necessary.

In response to the Staff’s comment, we have updated the computation of unaudited pro forma net loss per share information for the year ended August 31, 2019 and the nine months ended May 31, 2020 on pages 69 and 71, respectively, and elsewhere throughout the Amendment, such that it gives effect to the number of shares whose proceeds would be necessary for: (i) the redemption of outstanding LP Units of the Operating Partnership held by Accenture and RBW immediately prior to the consummation of the offering, (ii) the repurchase of a portion of common stock received by Apax as merger consideration in the Reorg Merger, and (iii) the settlement in cash of certain Phantom Units held by certain international employees. Further, the aggregate amount of the cash payment associated with these redemptions, repurchases and settlements is reflected as a distribution accrual in the column titled “As Adjusted Before this Offering” on the unaudited pro forma consolidated balance sheet as of May 31, 2020 on page 73 of the Amendment.

Certain Relationships and Related Party Transactions, page 134

3.	Please file the restrictive covenants agreement as an exhibit to your registration statement. Refer to Item 601(b)(10)(ii)(A) of Regulation S-K.

In response to the Staff’s comment, we have filed the restrictive covenants agreement as Exhibit 10.13 to the Amendment.

Mr. Jeff N. Kauten

Securities and Exchange Commission

August 7, 2020

Should any member of the Staff have any questions or comments concerning this filing or the materials submitted herewith, or desire any further information or clarification in respect of the S-1 or the Amendment, please do not hesitate to contact the undersigned at (212) 735-3259.

Sincerely,

/s/ Michael J. Zeidel
Michael J. Zeidel

cc:	Kathleen Krebs, Securities and Exchange Commission
Eiko Yaoita Pyles, Securities and Exchange Commission
Christine Dietz, Securities and Exchange Commission
Michael Jackowski, Chief Executive Officer, Duck Creek Technologies, Inc.
Arthur D. Robinson, Simpson Thacher & Bartlett LLP
Xiaohui (Hui) Lin, Simpson Thacher & Bartlett LLP